UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation or organization)

None
(I.R.S. Employer Identification No.)

3000 Fifth Avenue Place
425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ______ No ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13456) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:

- Interim Report to Shareholders for the three months ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: May 14, 2002 By: ______________________

Blaine G. Melnyk
Corporate Secretary

Gas continued at expected rates. Results from other Energy Distribution operations approximated last year.

International

Earnings increased by $7.1 million to $16.5 million in the first quarter of 2002, resulting from the investment in CLH. The 25% equity investment in CLH was acquired for approximately $425 million, including acquisition costs, with future payments totalling approximately $125 million, contingent on CLH achieving certain volume targets during 2002 to 2005.

Corporate

Corporate recoveries of $0.6 million were recorded for the three months ended March 31, 2002, compared with total costs of $18.0 million in 2001. The current period recovery reflects a gain on sale of securities of Westcoast Energy Inc. of $17.8 million. Other corporate costs were slightly higher during the first quarter of 2002 reflecting increased financing costs commensurate with higher debt levels to finance recent acquisitions. The prior period included losses on foreign currency contracts that were speculative for accounting purposes.

Discontinued Operations

The sale of the Company's business operations that provide energy products and services to retail and commercial customers is expected to close in the second quarter of 2002. Earnings from discontinued operations for the three months ended March 31, 2002 were $8.1 million, compared with $3.7 million in 2001. The higher earnings reflect the growth of the business throughout 2001.

Liquidity and Capital Resources

The Company expects cash from operations will be sufficient to satisfy liquidity requirements for current operations and planned capital expenditures in the near term. The Company also expects to receive $1 billion of proceeds on the disposition of the energy services business in the second quarter of 2002. The use of these funds will be dependent on corporate activities but in the short term the funds will be used to reduce debt levels.

The statement of financial position reflects the acquisition of the Northeast Texas assets and the 25% equity investment in CLH, increasing property, plant and equipment and long-term investments respectively. Other capital expenditures of $148.7 million included core maintenance and expansion of the Enbridge Consumers Gas distribution system, as well as asset additions at Enbridge Midcoast and other operating entities. These transactions represent the majority of the cash used for investing activities. The inclusion of Enbridge Midcoast's capital expenditures in 2002 increased additions to property, plant and equipment in the current period. The proceeds on the sale of securities are a source of cash from investing activities.

The Company's net investing activities were financed through a combination of cash from operating and financing activities. Increased cash from operations reflects the lower value of gas in storage due to the lower commodity cost of gas and decreased accounts receivable due to the repayment of a loan by an affiliated company. Financing activities included the issue of $200 million preferred securities and the issue of additional long-term debt.

Cash flows for the three months ended March 31, 2001 reflect lower levels of investing and financing activity, when compared with 2002. Debt issues were used to finance core maintenance and expansion of the Enbridge Consumers Gas distribution system and other planned capital expenditures. The higher net operating asset balance reduced cash from operating activities in 2001. This was primarily due to higher distribution volumes and the increasing commodity cost of gas which increased accounts receivable at Enbridge Consumers Gas.

There are no material changes to the planned capital expenditures disclosed in the 2001 MD&A included in the Annual Report.

OUTLOOK

Energy Distribution

The franchise area of Enbridge Consumers Gas continued to experience significantly warmer than normal weather during the second quarter of its fiscal year. This will continue to negatively impact financial performance.

Enbridge Consumers Gas is in the final year of its targeted performance-based regulation plan. The Ontario Energy Board ("OEB") expects it to develop, in consultation with stakeholders, a comprehensive incentive regulation plan by the end of the term of the current plan. The Company has provided a proposal for an incentive regulation plan to stakeholders for the purposes of discussion. For fiscal 2003, Enbridge Consumers Gas is proposing cost-of-service rates be used to establish the base-year rates for the incentive regulation term. The proposal involves a form of incentive regulation that adjusts rates annually, according to a formula, for a five-year term commencing in fiscal 2004. Rates would be adjusted annually by a consumer price index and utility earnings above or below the OEB-approved return on common equity would be shared equally between ratepayers and Enbridge's shareholders. Certain costs, such as gas commodity costs and capital expenditures for the safe operation and maintenance of the distribution system, would be passed to ratepayers outside of the calculated rates. Discussions are underway with stakeholders which may result in changes to the proposal. The plan will be presented to the OEB following the discussions.

* * *

When used in this report, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

* * *

SHAREHOLDER INFORMATION

Registrar and Transfer Agent in Canada

Inquiries regarding the Dividend Reinvestment and Share Purchase Plan, change of address, share transfer, lost certificates, dividends, and duplicate mailings should be directed to:
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5H 1G9
Telephone: (416) 643-5000
Toll free: (800) 387-0825

Dividend Reinvestment & Share Purchase Plan

Enbridge Inc. offers a Dividend Reinvestment and Share Purchase Plan that enables shareholders to reinvest their cash dividends in common shares, or to make optional cash payments to purchase additional shares, in either case free of brokerage to make optional cash payments to purchase additional shares, in either case free of brokerage or other charges. Share purchase cut-off for the 2002 second quarter optional cash payment to purchase additional shares is May 27, 2002.

Investor Relations

Shareholder inquiries regarding the Company's financial and operating performance should be directed to:
Investor Relations
Enbridge Inc.
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Toll free: (800) 481-2804
Internet: www.enbridge.com

May 3, 2002

ENBRIDGE INC.
HIGHLIGHTS[1]

(unaudited; millions of Canadian dollars, except per share amounts)	Three months ended March 31, 2002	2001
FINANCIAL		
Earnings Applicable to Common Shareholders		
Energy Transportation North	**57.4**	42.8
Energy Transportation South	**14.2**	5.0
Energy Distribution	**16.3**	40.6
International	**16.5**	9.4
Corporate	**0.6**	(18.0)
Continuing operations	**105.0**	79.8
Discontinued operations	**8.1**	3.7
	113.1	83.5
Cash Provided By/(Used In) Operating Activities		
Earnings plus charges/(credits) not affecting cash	**172.0**	171.1
Changes in operating assets and liabilities	**154.7**	(62.2)
Cash provided by/(used in) operating activities of discontinued operations	**15.7**	(77.0)
	342.4	31.9
Common Share Dividends	**62.0**	56.7
Per Common Share Amounts		
Earnings from continuing operations	**0.66**	0.51
Earnings from discontinued operations	**0.05**	0.02
	0.71	0.53
Dividends	**0.38**	0.35
Weighted Average Common Shares Outstanding (millions)	**158.2**	156.9
OPERATING		
Energy Transportation[2]		
Deliveries (thousands of barrels per day)	**2,185**	2,212
Barrel miles (billions)	**180**	179
Average haul (miles)	**915**	899
Energy Distribution[3]		
Volumes (billion cubic feet)	**95**	113
Number of active customers (thousands)	**1,586**	1,538
Degree day deficiency[4]		
Actual	**817**	1,105
Forecast based on normal weather	**1,020**	1,022

1. Highlights of Energy Distribution reflect the results of Enbridge Consumers Gas and other gas distribution operations on a one quarter lag basis for the three months ended December 31, 2001 and 2000.
2. Energy Transportation operating highlights include the statistics of the 12.9% owned Lakehead System and other wholly-owned liquid pipeline operations.
3. Energy Distribution volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4. Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENT OF EARNINGS

(unaudited; millions of Canadian dollars, except per share amounts)	Three months ended March 31, 2002	2001
Revenues		
Gas sales	**690.2**	469.7
Transportation	**324.7**	258.7
Energy services	**66.7**	40.4
	1,081.6	768.8
Expenses		
Gas costs	**616.8**	354.9
Operating and administrative	**210.1**	160.2
Depreciation	**105.6**	90.8
	932.5	605.9
Operating Income	**149.1**	162.9
Investment and Other Income	**99.0**	40.7
Interest Expense	**(110.8)**	(98.0)
Earnings from Continuing Operations Before Income Taxes	**137.3**	105.6
Income Tax Expense	**(24.9)**	(19.9)
Earnings from Continuing Operations	**112.4**	85.7
Earnings from Discontinued Operations	**8.1**	3.7
Earnings	**120.5**	89.4
Preferred Security Distributions	**(5.7)**	(4.2)
Preferred Share Dividends	**(1.7)**	(1.7)
Earnings Applicable to Common Shareholders	**113.1**	83.5
Earnings Applicable to Common Shareholders		
Continuing Operations	**105.0**	79.8
Discontinued Operations	**8.1**	3.7
	113.1	83.5
Earnings Per Common Share		
Continuing Operations	**0.66**	0.51
Discontinued Operations	**0.05**	0.02
	0.71	0.53
Diluted Earnings Per Common Share		
Continuing Operations	**0.65**	0.50
Discontinued Operations	**0.05**	0.02
	0.70	0.52

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(unaudited; millions of Canadian dollars)	Three months ended March 31, 2002	2001
Retained Earnings at Beginning of Period	**812.3**	581.3
Earnings Applicable to Common Shareholders	**113.1**	83.5
Common Share Dividends	**(62.0)**	(56.7)
Preferred Security Issue Costs	**(3.9)**	-
Effect of Change in Accounting for Stock-based Compensation	**(5.4)**	-
Retained Earnings at End of Period	**854.1**	608.1

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; millions of Canadian dollars)	Three months ended March 31, 2002	2001
Cash Provided By Operating Activities		
Earnings from continuing operations	**112.4**	85.7
Charges/(credits) not affecting cash		
Depreciation	**105.6**	90.8
Equity earnings in excess of cash distributions	**(10.3)**	(9.9)
Gain on reduction of ownership interest	**(9.7)**	-
Gain on sale of securities	**(21.4)**	-
Loss on foreign exchange contracts	**-**	4.5
Future income taxes	**4.3**	11.5
Other	**(8.9)**	(11.5)
Changes in operating assets and liabilities	**154.7**	(62.2)
Cash provided by/(used in) operating activities of discontinued operations	**15.7**	(77.0)
	342.4	31.9
Investing Activities		
Long-term investments	**(428.2)**	(17.8)
Asset acquisition	**(289.3)**	-
Additions to property, plant and equipment	**(148.7)**	(96.2)
Proceeds of sale of securities	**110.5**	-
Changes in construction payable	**(23.0)**	(26.4)
Other	**(0.4)**	(8.9)
	(779.1)	(149.3)
Financing Activities		
Net change in short-term borrowing and short-term debt	**34.6**	193.3
Long-term debt issues	**247.4**	295.6
Long-term debt repayments	**-**	(310.1)
Non-controlling interests	**(0.7)**	(1.2)
Preferred securities issued	**193.5**	-
Common shares issued	**15.8**	4.6
Preferred security distributions	**(5.7)**	(4.2)
Preferred share dividends	**(1.7)**	(1.7)
Common share dividends	**(62.0)**	(56.7)
	421.2	119.6
Increase/(Decrease) in Cash	**(15.5)**	2.2
Cash at Beginning of Period	**74.0**	67.0
Cash at End of Period	**58.5**	69.2

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(millions of Canadian dollars)	**March 31, 2002**	December 31, 2001
Assets	(unaudited)	(audited)
Current Assets		
Cash	**58.5**	74.0
Accounts receivable and other	**1,282.1**	1,419.1
Gas in storage	**524.5**	665.6
Current assets of discontinued operations	**122.7**	123.0
	1,987.8	2,281.7
Property, Plant and Equipment, net	**7,834.7**	7,546.8
Long-Term Investments	**2,231.4**	1,772.8
Deferred Amounts	**279.1**	254.0
Future Income Taxes	**169.1**	142.0
Goodwill	**378.4**	330.4
Long-Term Assets of Discontinued Operations	**796.9**	800.0
	13,677.4	13,127.7
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings	**419.1**	410.9
Accounts payable and other	**793.2**	805.2
Interest payable	**96.5**	100.2
Current maturities and short-term debt	**1,715.3**	1,810.2
Current liabilities of discontinued operations	**62.2**	73.8
	3,086.3	3,200.3
Long-Term Debt	**6,298.9**	5,922.8
Future Income Taxes	**756.9**	722.8
Non-Controlling Interests	**131.7**	131.1
Long-Term Liabilities of Discontinued Operations	**117.6**	118.6
	10,391.4	10,095.6
Shareholders' Equity		
Share capital		
Preferred securities	**534.6**	339.7
Preferred shares	**125.0**	125.0
Common shares	**1,891.7**	1,875.9
Retained earnings	**854.1**	812.3
Foreign currency translation adjustment	**8.8**	7.4
Reciprocal shareholding	**(128.2)**	(128.2)
	3,286.0	3,032.1
Contingency (Note 7)		
	13,677.4	13,127.7

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.'s 2001 Annual Report. These interim financial statements are prepared on a consistent basis with those included in the 2001 Annual Report and follow the same accounting policies and methods of application, except as described in Note 1.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year's presentation.

1. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted the new accounting standard for stock-based compensation. The standard requires an expense to be recognized for certain awards of stock-based compensation. The standard, which requires retroactive application for certain of the Company's awards as a charge to opening retained earnings without restatement of prior periods, resulted in a charge to opening retained earnings of $5.4 million.

Effective January 1, 2002, the Company adopted the new accounting standard for goodwill and other intangible assets. The standard requires, among other things, that goodwill no longer be amortized but be tested for impairment at least annually. The standard is being applied prospectively. Goodwill arising from the acquisition of Midcoast Energy Resources, Inc. in May 2001, included in Energy Transportation South, was being amortized over 30 years prior to adoption of the new standard.

2. SEGMENTED INFORMATION

(millions of Canadian dollars)

Three months ended March 31, 2002 (unaudited)

	Energy Transportation		Energy			
	North	South	Distribution	International	Corporate	Consolidated
Revenues	296.6	316.0	462.4	4.8	1.8	1,081.6
Gas costs	(113.4)	(258.0)	(245.4)	-	-	(616.8)
Operating and administration	(64.6)	(33.3)	(105.1)	(2.9)	(4.2)	(210.1)
Depreciation	(35.1)	(9.3)	(56.1)	(0.7)	(4.4)	(105.6)
Operating income/(loss)	83.5	15.4	55.8	1.2	(6.8)	149.1
Investment and other income	16.1	15.2	8.8	15.5	43.4	99.0
Interest and preferred equity charges	(24.0)	(7.5)	(39.8)	-	(46.9)	(118.2)
Income taxes	(18.2)	(8.9)	(8.5)	(0.2)	10.9	(24.9)
Earnings from continuing operations	57.4	14.2	16.3	16.5	0.6	105.0
Earnings from discontinued operations						8.1
Earnings applicable to common shareholders						113.1

Three months ended March 31, 2001 (unaudited)

	Energy Transportation		Energy			
	North	South	Distribution	International	Corporate	Consolidated
Revenues	166.8	7.8	587.5	6.7	-	768.8
Gas costs	-	-	(354.9)	-	-	(354.9)
Operating and administration	(61.2)	(5.7)	(84.3)	(4.4)	(4.6)	(160.2)
Depreciation	(34.0)	(1.9)	(53.6)	(0.3)	(1.0)	(90.8)
Operating income/(loss)	71.6	0.2	94.7	2.0	(5.6)	162.9
Investment and other income	12.2	7.9	13.7	7.4	(0.5)	40.7
Interest and preferred equity charges	(27.2)	(0.4)	(42.2)	(0.1)	(34.0)	(103.9)
Income taxes	(13.8)	(2.7)	(25.6)	0.1	22.1	(19.9)
Earnings/(loss) from continuing operations	42.8	5.0	40.6	9.4	(18.0)	79.8
Earnings from discontinued operations						3.7
Earnings applicable to common shareholders						83.5

3. ACQUISITION

In March 2002, the Company acquired natural gas gathering and processing facilities in northeast Texas from Sulphur River Gathering L.P. for cash consideration of $289.3 million. The facilities are complementary to Enbridge Midcoast's existing assets.

The results of operations have been included in the consolidated statement of earnings from the date of acquisition. The goodwill is recorded in Energy Transportation South. All of the goodwill is expected to be deductible for tax purposes.

(unaudited; millions of Canadian dollars)

Fair Value of Assets Acquired:	
Property, plant and equipment	242.3
Goodwill	47.8
Working capital deficiency	(0.8)
	289.3
Purchase Price:	
Cash	288.2
Transaction costs	1.1
	289.3

4. DISCONTINUED OPERATIONS

The sale of the Company's business operations that provide energy products and services to retail and commercial customers, including the water heater rental program, is expected to close in the second quarter of 2002.

Selected financial information related to discontinued operations is as follows.

Financial Position

(unaudited; millions of Canadian dollars)	**March 31, 2002**	December 31, 2001
Assets		
Current assets	**122.7**	123.0
Property, plant and equipment	**582.4**	584.2
Other assets	**214.5**	215.8
	919.6	923.0
Liabilities		
Current liabilities	**62.2**	73.8
Future income taxes	**117.6**	118.6
Net Assets of Discontinued Operations	**739.8**	730.6

Earnings

(unaudited; millions of Canadian dollars)	Three months ended March 31, **2002**	2001
Revenues	**128.3**	104.5
Income tax expense	**6.5**	3.4
Allocated interest expense	**6.9**	10.5

5. PREFERRED SECURITIES

In February 2002, the Company completed a public offering of $200 million, 7.8% Preferred Securities for net proceeds of $193.5 million. The Preferred Securities may be redeemed at the Company's option in whole or in part after the fifth anniversary date of the issue. The Company has the right to defer, subject to certain conditions, payments of distributions on the securities for a period of up to 20 consecutive quarterly periods. Deferred and regular distribution amounts are payable in cash or, at the option of the Company, in common shares of the Company. Since the distributions may be settled through the issuance of common shares at the Company's option, the Preferred Securities are classified into their respective debt and equity components. The equity component of the Preferred Securities was $195.0 million at March 31, 2002.

6. STOCK-BASED COMPENSATION

The Company uses the intrinsic method to calculate stock-based compensation expense. If the Company had used the fair value method to account for stock-based compensation, earnings from continuing operations would have been $102.0 million, total earnings applicable to common shareholders would have been $110.1 million, earnings per share from continuing operations would have been $0.64 and total earnings per share would have been $0.69. A binomial model was used to calculate fair value. Significant assumptions included a risk-free interest rate of 5.332%, expected volatility of 25%, expected life of ten years, and expected dividend yield of 2.71%. The weighted average grant-date fair value of options granted during the period was $12.25. Pro forma earnings and earnings per share do not reflect awards granted prior to the adoption of the new standard.

7. CONTINGENCY

The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners have commenced an action, which they will be applying to certify as a class action, against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on the landowners' use of land within a 30-metre control zone on either side of the pipeline easements. The Company believes it has a sound defence and intends to vigorously defend the claim. Since the outcome is indeterminable, the Company has made no provision for any potential liability.

Supplementary Financial Information

	Number of Shares
Common Shares – issued and outstanding (voting equity shares)	163,514,377
Preference Shares, Series A (non-voting equity shares)	5,000,000
Total issued and outstanding stock options (3,387,824 vested)	7,007,430

The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Supplementary information as at April 22, 2002.